

INSIDE INFORMATION

# TORM plc Annual Report 2025, Dividend Distribution, and Financial Outlook 2026

*"We ended 2025 on a very strong note, reaffirming the resilience of our business model and our ability to consistently execute" says Jacob Meldgaard, adding: "As we look to 2026, we see a favorable market environment, and TORM is well-positioned to continue delivering value for our shareholders and to set the benchmark for our industry."*

### Financial Results

TORM  (Nasdaq ticker: TRMD or TRMD A) performed well in 2025 with the fourth quarter seeing further positive momentum, demonstrating the agility and resilience of our model during a period marked by geopolitical uncertainty. The outcome supports our belief that TORM is well positioned as we move into 2026. Our culture, strategic focus, and integrated platform remain a competitive advantage ensuring we are in the best place to make the most of any opportunities or future disruption.

In 2025, TORM generated time charter equivalent earnings (TCE) of USD 910m (2024: USD 1,135m). Adjusted EBITDA for the Group totaled USD 578m including unrealized losses on financial instruments of USD 7m (2024: USD 844m including unrealized gains on financial instruments of USD 7m) and a net profit for the year of USD 286m (2024: USD 612m).

Looking back, 2025 was a year in which geopolitics shaped the rhythm of global trade. The introduction of US tariffs and subsequent uncertainty around USTR-related port fees set the tone early in the year. As months passed, Houthi attacks and the unpredictability surrounding Suez Canal transits continued to affect shipping routes and schedules. At the same time, tightened sanctions on Russia, Iran, and Venezuela reshaped energy flows, while a brief but intense conflict between Israel and Iran, alongside stepped-up Ukrainian strikes on Russian infrastructure and shadow tankers, added further tension to an already complex landscape.

Against this challenging environment, we kept our focus at TORM on operational excellence and agility. Our scalable platform and disciplined commercial approach enabled us to navigate market fluctuations and strengthen our standing as a dependable, resilient leader in the product tanker industry.

In this market, TORM achieved TCE fleet-wide rates of USD/day 28,783 on average (2024: USD/day 36,061), and available earning days increased to 31,840 (2024: 31,287). Our vessel class LR2 achieved TCE rates of USD/day 35,850, the LR1 vessels achieved TCE rates of USD/day 28,262, and the MR vessels achieved TCE rates of USD/day 26,374.

### Key Figures

| USDm | Q4 2025 | Q4 2024 | change | 2025 | 2024 | change |
|---|---|---|---|---|---|---|
| Time charter equivalent earnings (TCE) | 251.0 | 214.7 | 36.3 | 909.7 | 1,134.8 | -225.1 |
| EBITDA | 156.4 | 142.2 | 14.2 | 570.8 | 850.8 | -280.0 |
| Adjusted EBITDA* | 151.5 | 135.0 | 16.5 | 577.5 | 844.2 | -266.7 |
| Net profit/(loss) for the period | 86.8 | 77.4 | 9.4 | 286.0 | 611.5 | -325.5 |
| Unrealized gains/(losses) on derivatives | 4.9 | 7.2 | -2.3 | -6.7 | 6.6 | -13.3 |
| TCE per day (USD)* | 30,658 | 25,775 | 4,883 | 28,783 | 36,061 | -7,278 |
| Basic earnings/(loss) per share (USD) | 0.87 | 0.81 | 0.06 | 2.91 | 6.54 | -3.64 |
| Dividend per share (USD) | 0.70 | 0.60 | 0.10 | 2.12 | 5.10 | -2.98 |
| Dividend pay-out ratio | 82% | 76% | 6% | 74% | 79% | -5% |

* Excludes unrealized gains/losses on derivatives.



For the full year 2025, Return on Invested Capital was 11.5% (2024: 24.3%), a level that remains solid and satisfactory even as it reflects the expected normalization in freight rates and the corresponding impact on earnings.

During the year, the weighted average number of outstanding shares increased to 98.2m shares (2024: 93.6m shares) which combined with the net profit led to basic EPS of USD 2.91 (2024: USD 6.54).

In the fourth quarter of 2025, TORM achieved TCE of USD 251m (2024, same period: USD 215m). Adjusted EBITDA amounted to USD 151.5m including unrealized gains on derivatives of USD 5m (2024, same period: USD 135.0m including unrealized gains on derivatives of USD 7m) and a net profit of USD 87m (2024, same period: USD 77m), underscoring the improved market dynamics for the product tanker industry compared to the same quarter last year. In this market, TORM achieved TCE rates of USD/day 30,658 on average (2024, same period: USD/day 25,775), while available earning days were broadly unchanged at 8,032 (2024, same period: 8,054 ).

### Vessel Transactions
Throughout 2025, TORM continued its disciplined fleet renewal strategy, balancing the divestment of older tonnage with targeted acquisitions to strengthen fleet quality and efficiency. The fourth quarter stood out as the most active period of the year, with TORM agreeing to acquire eight product tankers, the majority of which were delivered before year-end. These additions further enhanced the fleet profile and underscored our commitment to maintaining a high-quality, competitive fleet. During the same period, TORM also completed the divestment of one older LR2 tanker, with delivery scheduled for early 2026.

Over the full year, TORM acquired nine second-hand vessels and as part of our ongoing optimization efforts. In addition, we exercised purchase options on 14 leaseback vessels, transitioning them to full ownership and strengthening both operational and financial flexibility.

Together, these actions reflect TORM's sustained commitment to maintaining a modern, efficient fleet and to a capital allocation strategy designed to support long-term competitiveness.

By the end of December 2025, TORM had 93 owned and leased vessels in the LR2, LR1, and MR vessel classes.

### Distribution of Dividend for the Fourth Quarter of 2025
TORM's Board of Directors has approved an interim dividend for the fourth quarter of USD 0.70 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 70.9 m. The distribution for the quarter is equivalent to 82% of net profit and reflects the Distribution Policy. The payment date is 25 March 2026 to all shareholders on record as of 12 March 2026, and the ex-dividend date is 11 March 2026 for the shares listed on Nasdaq OMX Copenhagen and 12 March 2026 for the shares listed on Nasdaq New York.

### Financial Outlook 2026 (INSIDE INFORMATION)
TORM's financial outlook is based on our current product tanker market expectations. We do, however, have limited visibility on TCE rates that are not yet fixed with our customers, hence these rates may be significantly lower or significantly higher than our current expectations.

For the full-year 2026, TCE earnings are expected to be in the range of USD 850 - 1,250m (2025: USD 910m), and EBITDA is expected to be in the range of USD 500 – 900m (2025: USD 571m) based on the current fleet size, including published acquisitions and divestment of vessels.

As of 17 February 2026, 70% of the Q1 2026 earning days were covered at USD/day 34,926. For the individual vessel classes, the Q1 2026 coverage was 69% at USD/day 44,943 for LR2, 53% at USD/day 46,803 for LR1 and 74% at USD/day 30,411 for MR.

Further, as of 17 February 2026, TORM had covered 23% of the 2026 full-year earning days at USD/day 34,462. Hence, 77% of the 2026 full-year earning days are subject to change.

Thus as 26,241 earning days in 2026 are unfixed as of 17 February 2026, a change in freight rates of USD/day 1,000 will – all other things being equal – impact the EBITDA by USD 26m.



## Webcast and Conference Call

TORM will host a webcast and conference call for investors and analysts today, Thursday 26 February 2026 at 10:00 am Eastern Time / 04:00 pm Central European Time.

Webcast link:
Please access the webcast here.

Participants joining by telephone:
Please call one of the dial-in numbers (below) at least ten minutes prior to the start (Conference ID: 34069:

Denmark: +45 32 74 07 10
United Kingdom: +44 20 3481 4247
United States: +1 (646) 307 1963

## Contacts

Mikael Bo Larsen, Head of Investor Relations
Tel.: +45 5143 8002

## About TORM

TORM is one of the world's leading carriers of refined oil products. TORM operates a fleet of product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM's shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information. please visit www.torm.com.

### Safe Harbor Statement as to the Future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, "expects," "anticipates," "intends," "plans," "believes," "estimates," "targets," "projects," "forecasts," "potential," "continue," "possible," "likely," "may," "could," "should" and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including "trade wars" and the war between Russia and Ukraine, the developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthis' attacks in the Red Sea; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;  effects of new products and new technology in our industry;  new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.

In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM's filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.